Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Third Quarter 2014

Revenue

Revenue was $125.9 million compared to $144.6 million in the third quarter 2013.

Americas’ revenue decreased 40.7% to $29.5 million from $49.8 million; Western Europe revenue decreased 1.2% to $74.6 million from $75.5 million; Asia-Pacific revenue increased 54.5% to $13.3 million from $8.6 million and CEMEA revenue decreased 20.4% to $8.5 million from $10.7 million in the third quarter 2013.

The following table sets forth each region’s contribution to total revenue and a comparison with the third quarter 2013 (by percentage):

Region	Portion of the revenue in three months ended		Revenue increase (decrease) between periods
	September 30, 2013	September 30, 2014
The Americas	34.4%	23.4%	(40.7%)
Western Europe	52.3%	59.3%	(1.2%)
Asia-Pacific	5.9%	10.5%	54.5%
Central & Eastern Europe, Middle East & Africa	7.4%	6.8%	(20.4%)
Total	100.0%	100.0%	12.9%

The Americas revenue was mainly impacted by a decrease in soda maker sales in the U.S. due to reduced demand and sell-through at retail. The slight decrease in Western Europe revenue was due to lower sell-in in France and Nordics partially offset by increased sales in Germany, Switzerland and Austria. Asia-Pacific revenue increase was attributable to Australia and new acquired Japanese distribution. CEMEA revenue decrease was partially due to a one-time sales event in Israel a year ago that wasn’t repeated.

Soda maker unit sales decreased 31.6% to 818,000 from 1.2 million in the third quarter of 2014 mainly due to the U.S. CO2 refill unit sales increased 10.2% to 6.4 million and flavor unit sales decreased 7.9% to 7.6 million.

Gross Margin

Gross margin for the third quarter 2014 was 51.2% compared to 54.1% for the same period in 2013. The decline was primarily due to deleveraging of fixed costs on lower sales, higher share of lower margin soda makers in the sales mix and inventory write offs, which were partially offset by a higher share of CO2 refills.

Sales & Marketing

Sales and marketing expenses totaled $41.6 million, or 33.1% of revenue, compared to $47.5 million, or 32.9% of revenue for the third quarter 2013. The $5.9 million decrease was due to lower advertising and promotion expenses, which decreased $6.7 million to $15.7 million, or 12.5% of revenue in the quarter, compared to $22.4 million or 15.5% of revenue in the third quarter 2013. The decrease was mainly in the U.S.

Selling expenses excluding advertising and promotion amounted to $26.0 million, or 20.6% of revenue, compared to $25.1 million or 17.4% of revenue in the third quarter 2013. The increase was primarily due to expenses of our newly acquired Japanese distribution channel.

General & Administrative

General and administrative expenses for the third quarter 2014 were $13.9 million, or 11.1% of revenue, compared to $12.7 million, or 8.8% of revenue, in the comparable period of last year. The increase was due to additional expenses related to our newly acquired Japanese distribution channel, as well as additional infrastructure (mainly information technology systems) to support future growth and operational efficiency which were partially offset by lower share-based compensation expenses

Operating Income

Operating income decreased to $8.9 million, or 7.1% of revenue, compared to $18.0 million, or 12.5% of revenue in the third quarter 2013, due to the revenue and gross margin decrease, partially offset by operating expenses reduction.

Financial income

Financial income increased $1.5 million to $1.8 million from $315,000 in the third quarter 2013 mainly due to derivative financial instruments gain following the Euro/U.S. dollar devaluation during the quarter and the erosion of liabilities denominated in Israeli Shekels following the Shekel’s devaluation against the U.S. Dollar during the quarter.

Tax Expense

Tax expense decreased to $1.2 million compared to $1.9 million in the third quarter 2013. Effective tax increased to 11.5% compared to 10.5% in the third quarter 2013 due to changes in the distribution of profit before tax between territories.

Net Income

Third quarter 2014 net income was $9.5 million, or $0.45 per diluted share, based on 21.2 million weighted shares outstanding compared to net income of $16.4 million, or $0.76 per diluted share, based on 21.5 million weighted shares outstanding in the third quarter 2013.

Foreign Currency Impact

Changes in foreign exchange rates had no material impact on revenue and operating income in the quarter compared to the third quarter of 2013 as the average rates of the Euro and the Israeli Shekel against that of the U.S. dollar were not materially different from the third quarter 2013.

Nine months 2014

Revenue

Nine months revenue was $385.2 million compared to $394.6 million in first nine months of 2013.

Americas’ revenue decreased 27.7% to $105.1 million from $145.5 million; Western Europe revenue increased 9.1% to $214.8 million from $196.9 million; Asia-Pacific revenue increased 30.1% to $37.4 million from $28.7 million and CEMEA revenue increased 18.6% to $27.9 million from $23.5 million.

The following table sets forth each region’s contribution to total revenue and a comparison with 2013 (by percentage):

Region	Portion of the revenue in nine months ended		Revenue increase between periods
	September 30, 2013	September 30, 2014
The Americas	36.9%	27.3%	(27.7%)
Western Europe	49.8%	55.8%	9.1%
Asia-Pacific	7.3%	9.7%	30.1%
Central & Eastern Europe, Middle East & Africa	6.0%	7.2%	18.6%
Total	100.0%	100.0%	2.4%

The Americas revenue was impacted, similar to the quarter, mainly by a decrease in soda maker sales in the U.S. due to reduced demand and excess inventory in retail coming out of the fourth quarter of 2013. The increase in Western Europe revenues was attributable, similar to the quarter, mainly to Germany, Austria and Switzerland, partially offset by a decrease in France. The increase in Asia-Pacific revenue was mainly attributable to Australia and our newly acquired Japanese distribution. The increase in CEMEA revenue was mainly due to the Czech Republic in the first half partially offset by the exceptional sales activity in Israel of the third quarter of 2013.

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Soda maker unit sales decreased 24.1% to 2.2 million from 2.9 million in the first nine months of 2013 mainly due to the U.S decrease. CO2 refill unit sales increased 16.3% to a record 18.7 million and flavor unit sales increased 3.3% to 25.3 million.

Gross Margin

Nine months gross margin was 51.3% this year compared to 54.3% in the prior year. The decline was primarily due to deleveraging of fixed costs on lower sales, unfavorable changes in foreign currency, higher share of lower margin soda makers in the sales mix and inventory write offs, which were partially offset by a higher share of CO2 refills.

Sales & Marketing

Sales and marketing expenses totaled $134.7 million, or 35.0% of revenue, compared to $130.0 million, or 33.0% of revenue, in the first nine months of 2013. The $4.7 million increase was primarily due to an increase in selling expenses excluding advertising and promotion, which increased $4.8 million to $76.6 million, or 19.9% of revenue, compared to $71.8 million or 18.2% of revenue in the nine months of 2013 . The increase was also due to expenses of our newly acquired Italian and Japanese distribution channels.

Advertising and promotion expenses were $58.1 million, or 15.1% of revenue, in the nine months of 2014, similar to $58.2 million, or 14.8% of revenue, in the nine months of 2013.

General & Administrative

General and administrative expenses for the nine months of 2014 were $40.4 million, or 10.5% of revenue, compared to $37.9 million, or 9.6% of revenue, in the first nine months of 2013. The increase was due to additional expenses related to our newly acquired Italian and Japanese distribution channels, as well as additional infrastructure to support future growth and operational efficiency, which were partially offset by lower share-based compensation expenses.

Operating Income

Operating income decreased to $22.5 million, or 5.8% of revenue compared to $46.3 million or 11.7% of revenue in the nine months of 2013.

Financial income

Financial income increased $1.5 million to $1.2 million from a financial expense of $336,000 in the first nine months of 2013 mainly due to the third quarter derivative financial instruments gain following the Euro/U.S. dollar devaluation during the period and the erosion of Shekel- and Euro- denominated liabilities following the Shekel’s and Euro’s devaluation against the U.S. Dollar during the period.

Tax Expense

Tax expense was $2.7 representing an 11.5% effective tax rate compared to $4.3 million or a 9.5% effective tax rate in the nine months of 2013. The increase in the effective tax rate was primarily due to the geographical distribution of income before tax and the difference in local tax rates.

Net Income

2014 net income was $20.5 million, or $0.96 per diluted share, based on 21.2 million weighted shares outstanding, compared to net income of $41.3 million, or $1.93 per diluted share, based on 21.4 million weighted shares outstanding in the nine months of 2013.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") had a positive impact on revenue in compared to the nine months 2013 due primarily to the strengthening of the average rate of the Euro against that of the U.S. dollar compared to the nine months 2013, partially offset by devaluation of other currencies, mainly the Australian dollar, the Canadian dollar and the South African Rand. Approximately 65% of costs and expenses were in currencies other than the U.S. dollar, mainly the Israeli Shekel, which strengthened 4% and the Euro which strengthened 3% against the average rate of the U.S. dollar in the nine months of 2013. As a result, FX had a negative impact of $3.3 million on operating income

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Balance Sheet

As of September 30, 2014, the Company had cash and cash equivalents of $39.9 million compared to $40.9 million at December 31, 2013. The slight decrease is primarily due to the investment in our new production facility, the acquisition of our Japanese distributor, offset by cash generated from operating activities and increase in bank debt. As of September 30, 2014, the Company had $35.8 million of bank debt mainly for financing the investment in our new production facility, compared to $15.5 million of bank debt as of December 31, 2013.

As of September 30, 2014, working capital increased by $18.0 million to $173.4 million from $155.4 million as of December 31, 2013. Inventories increased by $11.5 million to $152.2 million as of September 30, 2014 from $140.7 million as of December 31, 2013.

Compared to June 30, 2014, working capital decreased by $6.0 million to $173.4 million from $179.4 million. Inventories increased by $7.5 million to $152.2 million from $144.7 million.

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